Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor Entity				Successor Entity
	Year Ended December 31,			For the period from January 1, 2010 through May 7, 2010	For the period from May 8, 2010 through December 31, 2010	Year Ended December 31, 2011
	2007	2008	2009
Earnings adjusted for fixed charges:
Income from operations before income taxes	$19,866	$27,683	$37,053	$8,846	$6,421	$58,225
Add: Interest expense	13,695	13,729	14,948	5,717	14,821	23,196
Add: Estimate of implicit interest in rental expense	1,920	2,747	3,051	1,124	2,432	4,034
Less: Noncontrolling interests	(14,706)	(17,179)	(22,391)	(9,266)	(18,444)	(37,530)

Total adjustments	909	(703)	(4,392)	(2,425)	(1,191)	(10,300)
Adjusted income from operations	$20,775	$26,980	$32,661	$6,421	$5,230	$47,925

Fixed charges:
Interest expense	$13,695	$13,729	$14,948	$5,717	$14,821	$23,196
Interest portion of rent expense	1,920	2,747	3,051	1,124	2,432	4,034

Total fixed charges	$15,615	$16,476	$17,999	$6,841	$17,253	$27,230

Ratio of earnings to fixed charges	1.33	1.64	1.81	0.94	0.30	1.76